SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Occidental Petroleum Corporation Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OCCIDENTAL PETROLEUM CORPORATION
                           SAVINGS PLAN

                         By:    /s/ Samuel P. Dominick, Jr.
                            ----------------------------------------------------
                            Samuel P. Dominick, Jr. - Member of the
                            Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee

Dated: June 28, 2001

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN
                           December 31, 2000 and 1999
                                      Index
                                      -----

                                                                                                    Page(s)
                                                                                                    -------
Report of Independent Public Accountants                                                             1 - 2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
    as of December 31, 2000 and 1999                                                                     3

   Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                                                                 4

Notes to Financial Statements                                                                       5 - 14

Accompanying Appendices:

   Appendix I:  Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment
    Purposes as of December 31, 2000                                                               15 - 25

   Appendix II: Schedule H - Part IV - Line 4j - Schedule of Reportable
    Transactions (for non-participant directed investments) for the Year
    Ended December 31, 2000                                                                             26

Note: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Pension and Retirement Plan
 Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in appendices I and II, as listed in the accompanying index, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP


Los Angeles, California
June 28, 2001

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2000 and 1999
                          (Dollar amounts in thousands)

                                                         2000            1999
                                                   ------------     ------------
                                     Assets
                                     ------
Investments:
  At fair value                                    $    673,905     $    739,785
  At contract value                                     122,190          132,496
                                                   ------------     ------------
         Total investments                              796,095          872,281


Receivables:
  Interest and dividends                                 11,392            2,919
  Participant contributions                               2,625            2,495
  Employer contributions                                  1,537            1,030
  Due from broker for securities sold                     4,074               --
                                                   ------------     ------------
         Total receivables                               19,628            6,444
                                                   ------------     ------------
         Total assets                                   815,723          878,725
                                   Liabilities
                                   -----------
Accrued Liabilities                                          65               42
                                                   ------------     ------------
         Total liabilities                                   65               42
                                                   ------------     ------------
Net Assets Available for Plan Benefits             $    815,658     $    878,683
                                                   ============     ============

The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000
                          (Dollar amounts in thousands)

Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest                                                       $     1,168
      Dividends                                                           17,178
      Net appreciation in fair value of investments                        7,694
                                                                     -----------
         Total investment income                                          26,040
                                                                     -----------

    Contributions:
      Participant                                                         26,801
      Employer                                                            16,045
      Participant rollover                                                11,951
                                                                     -----------
         Total contributions                                              54,797
                                                                     -----------
         Total additions                                                  80,837
                                                                     -----------

Deductions:
  Deductions from net assets attributable to:
    Benefits paid to participants                                        143,211
    Plan expenses                                                            651
                                                                     -----------
         Total deductions                                                143,862
                                                                     -----------
Net Decrease                                                              63,025


Net Assets Available for Plan Benefits,
  Beginning of year                                                      878,683
                                                                     -----------
  End of year                                                        $   815,658
                                                                     ===========

The accompanying notes are an integral part of this financial statement.

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999


1.   Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General

     The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation ("OPC", "Oxy", or the "Employer"), a Delaware corporation, and participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     b.   Plan Administration

     The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the "Committees"). Members of the Committees are selected by the Board of Directors of OPC. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the "Trustee") is the trustee and custodian of a trust fund which holds all of the assets of the Plan. The Company pays certain costs and expenses incurred in administering the Plan. Such costs and expenses were not significant for the year ended December 31, 2000.

     c.   Contributions

     Participant Contributions - Prior to June 30, 2000, participants were allowed to contribute from 1 to 12 percent of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code ("IRC") limitations. Effective July 1, 2000, the upper limit on participant contributions increased from 12 to 15 percent.

     Employer Contributions - Prior to June 30, 2000, the Employer contributed 75 percent of a participant's contribution up to the first 6 percent of compensation. Effective July 1, 2000, Employers contributions increased to 100 percent of a participant's contribution up to the first 6 percent of compensation. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund").

     d.   Participant Accounts

     Participants accounts are credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e.   Vesting

     Participants immediately vest in their contributions plus actual investment income thereon, if any. Vesting in the Employer's contribution portion of the account plus actual earnings thereon is based on years of service. Generally, a participant receives 20 percent vesting for each year of service until full vesting is achieved after 5 years of service.

     f.   Forfeitures

     Forfeited nonvested accounts are used to reduce Employer contributions. During 2000, Employer contributions were reduced by approximately $169,000 from forfeited nonvested accounts. Unallocated forfeitures at December 31, 2000 and 1999 were not significant to the financial statements.

     g.   Distributions

     Generally, upon termination of service for any reason other than death, participants with an account balance greater than $5,000, may elect to receive the vested portion of their account in the following distribution options: (i) one lump sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interests in the form of (i), (ii), (iii) or (vi) only. A participant whose vested account balance is $5,000 or less, may receive distributions only under options (i), (v) or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     h.   Participant Loans

     Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past twelve months, (ii) 50 percent of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25 percent of the participant's base compensation. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 to 5 years for general purpose loans and 6 to 10 years for primary residence loans. The loans bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. During 1999, the interest rate charged on new loans ranged from 5 to 7 percent. During 2000 the interest rate charged on new loans was 5 percent. Loan repayments are made ratably through payroll deductions.

     i.   Investment Options

     As of December 31, 2000, the Plan offered 12 investment options. Upon enrollment in the Plan, participants may direct their contributions, in 5 percent increments, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund. Effective December 29, 2000, the Plan terminated one investment option. Participants directed balances out of this investment fund and into other investment funds.

2.   Summary of Significant Accounting Policies

     a.   Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.   Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risks and Uncertainties

     The Plan provides for various investment options in mutual funds, actively managed funds and the Oxy Stock Fund. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     Additionally, many mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

     Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

     d.   Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The OPC common stock is valued at its quoted market price. The unit price of common or commingled trust funds is based on the current market values of the underlying assets of the fund. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Realized gains and losses on investments are based on the market value of the asset at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying statement of changes in net assets available for plan benefits as "net appreciation in fair value of investments."

     e.   Payment of Plan Benefits

     Benefits are recorded when paid.

3.   Plan Amendments

Beginning in 1999, plan asset valuation was changed from semi-monthly to daily.

During 2000, the Plan was amended to allow for appropriate service recognition, vesting and other provisions necessitated by OPC's recent acquisitions of Altura Energy Ltd. (effective April 19, 2000), the Thums Long Beach Company (effective April 24, 2000) and INDSPEC Chemical Corporation (effective during 1999).

4.   Related Party Transactions

The Trustee and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations. Expenses paid by the Plan to the Trustee for the year ended December 31, 2000 were approximately $137,000.

5.   Plan Termination

Although it has not expressed any intent to do so, OPC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets (dollar amounts in thousands):

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Investments at fair value:
       Common Stock
       ------------
       Oxy Stock Fund                             $    261,675*   $    251,370*

       Registered Investment Companies
       -------------------------------
       S&P 500 Index Fund                              135,442         171,801
       Large Cap I Fund                                 78,592          97,185
       Large Cap II Fund                                78,109         106,922
       Diversified Balance Fund                         61,605          35,797

     Investments at contract value:
       Stable Value Fund
         Cash Equivalents                                6,184           3,692
         Security Backed Investments                    28,038          34,606
         Synthetic Security Backed Investments          86,103          79,940
         General Account Investments                     1,865          14,258
                                                  ------------    ------------
       Total Stable Value Fund                         122,190         132,496

     *  Participant and non-participant directed

During 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by approximately $7,694,000 as follows (dollar amounts in thousands):

     OPC Common Stock                                         $    32,269
     Mutual Funds                                                 (32,202)
     Common/Collective Trusts                                       7,627
                                                              -----------
                                                              $     7,694
                                                              ===========

7.   Oxy Stock Fund

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which includes both participant and non-participant directed investments is as follows (dollar amounts in thousands):

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Net Assets:
       Oxy Stock Fund                             $    268,505    $    255,416
                                                  ============    ============

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Changes in Net Assets:
       Contributions                                      $          18,818
       Investment income                                             11,596
       Net appreciation in fair value of investments                 32,269
       Transfers between funds                                       (3,830)
       Benefits paid to participants                                (45,764)
                                                          -----------------
                                                          $          13,089
                                                          =================

8.   Guaranteed Investment Contracts

The Stable Value Fund includes deposits for guaranteed investment contracts ("GICs") and synthetic GICs. The Plan's investments in GICs are included in the statement of net assets available for plan benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time, or the withdrawals resulting from such an event will be funded outside the contracts' provisions, these "potential" limitations do not jeopardize the contract value reporting for these investments.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the "wrapper" contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the non-participating synthetic GICs are determined by comparing each contract, on a duration basis, to a Treasury yield curve at year end, plus 40 basis points. Fair value for security backed investment contracts was derived from outside sources, based on the type of investment held.

During 2000 and 1999, the average yield earned on amounts invested in the GICs was 6.47 percent and 6.42 percent, respectively. As of December 31, 2000 and 1999, the average crediting interest rate on such contracts was 6.75 and 6.25 percent, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan year. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed basis point spread. The following is a reconciliation between the fair value and the contract value of the GICs at December 31, 2000 (dollar amounts in thousands):

                                                           Crediting
                                          Duration       Interest Rate          Contract
                                          (Years)          Percentage              Value       Fair Value
                                       -------------     -------------     -------------     -------------
SECURITY BACKED INVESTMENTS
  INVESCO Group Trust:
     Monumental Life Insurance Co.              4.00              6.13     $       1,505     $       1,508
     Allstate Life Insurance Co.                3.49              6.78            22,114            21,894
     Monumental Life Insurance                  0.25              7.07             1,937             1,951
                                                                           -------------     -------------
     Total INVESCO Group Trust                                                    25,556            25,353
                                                                           -------------     -------------
   Separate Accounts:
     John Hancock Life Insurance                3.50              5.76               787               792
     Mass Mutual Life Insurance Co.             1.39              5.88             1,695             1,684
                                                                           -------------     -------------
    Total Separate Accounts                                                        2,482             2,476
                                                                           -------------     -------------
   Synthetics:
     Chase Manhattan Bank                       3.39              7.00            13,363            13,838
     Continental Assurance Co.                  2.47              6.23            18,420            18,662
     Monumental Life Insurance Co.              2.35              7.56            17,740            18,291
     State Street Bank & Trust                  1.27              6.63            16,108            16,268
     UBS AG                                     2.40              6.53            20,472            20,678
                                                                           -------------     -------------
     Total Synthetics                                                             86,103            87,737

GENERAL ACCOUNT INVESTMENTS
  Allstate Life Insurance Co.                   0.75              6.24             1,387             1,343
  Sun America Life Insurance Co.                3.00              7.75               478               505
                                                                           -------------     -------------
     Total General Account Investments                                             1,865             1,848

SHORT TERM INVESTMENT FUND
  Northern Trust Company                                                           6,184             6,184
                                                                           -------------     -------------
Total Guaranteed Investment Contracts                                            122,190           123,598
                                                                           -------------     -------------
   Less: Synthetic Wrappers                                                           --            (1,634)
   Add: Difference between the fair
     value and contract values on
     the non synthetic GICs                                                           --               226
                                                                           -------------     -------------
Total Contract Value of Guaranteed
  Investment Contracts                                                     $     122,190     $     122,190
                                                                           =============     =============

The difference of $226,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security backed investments and general account investments that do not have synthetic wrappers associated with them.

The following is a reconciliation between the fair value and the contract value of the GICs at December 31, 1999 (dollar amounts in thousands):

                                                           Crediting
                                          Duration       Interest Rate          Contract
                                          (Years)          Percentage              Value       Fair Value
                                       -------------     -------------     -------------     -------------
SECURITY BACKED INVESTMENTS
  PRIMCO Group Trust:
     Transamerica Life & Annuity                4.00              4.84     $       1,332     $       1,265
     Allstate Life Insurance Co.                3.00              5.89            28,868            28,124
     Bankers Trust                              0.25              6.27             1,696             1,701
                                                                           -------------     -------------
     Total INVESCO Group Trust                                                    31,896            31,090
                                                                           -------------     -------------
     John Hancock Life Insurance                3.50              5.35               697               667
     Mass Mutual Life Insurance Co.             2.95              6.28             2,011             1,971
                                                                           -------------     -------------
     Total Separate Accounts                                                       2,708             2,638
                                                                           -------------     -------------
   Synthetics:
     Continental Assurance Co.                  1.68              5.80            18,943            18,572
     Monumental Life Insurance Co.              2.48              6.85            18,282            18,409
     State Street Bank & Trust                  2.50              6.44            20,357            20,160
     UBS AG                                     2.88              6.28            22,358            22,041
                                                                           -------------     -------------
     Total Synthetics                                                             79,940            79,182

GENERAL ACCOUNT INVESTMENTS
  Allstate Life Insurance Co.                   1.75              6.24             1,220             1,210
  GE Life & Annuity Asr Co.                     0.02              7.57             2,344             2,344
  Hartford Life Ins. Co.                        0.13              7.56             2,337             2,343
  Monumental Life Ins. Co.                      0.55              7.11             1,994             2,007
  Principal Life Ins Co.                        0.89              5.81             1,095             1,091
  SAFECO Life Ins. Co.                          0.19              5.95               391               392
  John Hancock Life Insurance                   0.25              6.07             3,492             3,586
  Sun America Life Insurance Co.                3.08              7.78               415               444
  Transamerica Occidental                       0.91              5.70               972               967
                                                                           -------------     -------------
     Total General Account Investments                                            14,260            14,384

SHORT TERM INVESTMENT FUND
  Northern Trust Company                                                           3,692             3,692
                                                                           -------------     -------------
Total Guaranteed Investment Contracts                                      $     132,496     $     130,986
                                                                           =============     =============

9.   Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

                                                                        December 31,
                                                                      2000            1999
                                                                  ------------    ------------
     Net assets available for plan benefits per the financial
      statements                                                  $    815,658    $    878,683
     Amounts allocated to withdrawing participants                      (6,306)         (7,240)
                                                                  ------------    ------------
     Net assets available for plan benefits per the Form 5500     $    809,352    $    871,443
                                                                  ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000 (dollar amounts in thousands):


     Benefits paid to participants per
       the financial statements                           $         143,211
     Add: Amounts allocated to withdrawing
       participants at December 31, 2000                              6,306
     Less: Amounts allocated to withdrawing
       participants at December 31, 1999                             (7,240)
                                                          -----------------
     Benefits paid to participants per the Form 5500      $         142,277
                                                          =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 21, 2000 (dollar amounts in thousands):

     Total investments per the financial statements                     $         796,095
     Less: Difference between fair value and contract value of GICs                  (226)
                                                                        -----------------
     Total investments per the Form 5500                                $         795,869
                                                                        =================

10.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that qualifies it for continued tax-exempt status.

11.  Subsequent Event

Effective January 1, 2001, two new investment options were added to the Plan; participants were allowed to direct their contributions into these two investment options.

                                   Appendix I

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000
                          (Dollar amounts in thousands)

                         EIN No. 95-4035997 Plan No. 001


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           COMMON STOCK
           ------------

           OXY STOCK FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short-Term Investment Fund,
                                         1.80 percent                                                   $      1,669

                                        Common Stock:

*          Occidental Petroleum
            Corporation                 Common Stock, 10,721,896 shares,
                                         Par $0.20                                       $    246,574        260,006
                                                                                         ------------   ------------
                                        Total Oxy Stock Fund                             $    246,574   $    261,675
                                                                                         ============   ============
           REGISTERED INVESTMENT
           COMPANIES
           ---------------------

           INTERNATIONAL GROWTH FUND
                                        Common Stock:

           Putnam                       International Growth Fund, 735,246 shares                       $     18,168
                                                                                                        ------------
                                        Total International Growth Fund                                 $     18,168
                                                                                                        ============

           S&P 500 INDEX FUND
                                        Common Stock:

           Vanguard                     Vanguard S&P 500 Index Fund,
                                         1,259,575 shares                                               $    135,442
                                                                                                        ------------
                                        Total S&P 500 Index Fund                                        $    135,442
                                                                                                        ============

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           LARGE CAP II FUND
                                        Common Stock:

           Fidelity Institutional
             Retirement Services
             Company                    Fidelity Contrafund 1,588,559 shares                            $     78,109
                                                                                                        ------------
                                        Total Large Cap II Fund                                         $     78,109
                                                                                                        ============

           LARGE CAP I FUND
                                        Common Stock:


           Fidelity Institutional
            Retirement Services
            Company                     Fidelity Magellan Fund, 658,778 shares                          $     78,592
                                                                                                        ------------
                                        Total Large Cap I Fund                                          $     78,592
                                                                                                        ============

           DIVERSIFIED BALANCED FUND
                                        Common Stock:

           Fidelity Institutional
            Retirement Services
            Company                     Fidelity Puritan Fund 3,271,622 shares                          $     61,605
                                                                                                        ------------
                                        Total Diversified Balanced Fund                                 $     61,605
                                                                                                        ============

           LARGE CAP VALUE FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short-Term Investment Fund,
                                         1.80 percent                                                   $        470

                                        Common Stock:

           Aetna Inc                    Common Stock, 800 shares                                                  32
           American Electric Power Co   Common Stock, 3,160 shares                                               146

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           Amerada Hess Corp            Common Stock, 1,200 shares                                                88
           Arrow Electric Inc           Common Stock, 1,600 shares                                                45
           Ashland                      Common Stock, 200 shares                                                   7
           Avnet Inc                    Common Stock, 1,600 shares                                                34
           Bank One Corp                Common Stock, 3,300 shares                                               121
           Bankamerica Corp             Common Stock, 3,100 shares                                               142
           Burl Northern Santa Fe Corp  Common Stock, 4,800 shares                                               136
           Cabot Corp                   Common Stock, 900 shares                                                  24
           Conagra Foods Inc            Common Stock, 5,900 shares                                               153
           Conoco Inc                   Common Stock, 2,600 shares                                                74
           Cons Edison Inc              Common Stock, 2,600 shares                                               100
           Cooper Ind Inc               Common Stock, 1,200 shares                                                55
           Cooper Tire & Rubber Co      Common Stock, 300 shares                                                   3
           CSX Corp                     Common Stock, 2,100 shares                                                54
           Dana Corp                    Common Stock, 3,200 shares                                                49
           Dillards Inc                 Common Stock, 350 shares                                                   4
           Dow Chemical Co              Common Stock, 2,400 shares                                                88
           Eastman Chem Co              Common Stock, 1,000 shares                                                49
           Fedt Dept Stores Inc         Common Stock, 1,900 shares                                                67
           First Un Corp                Common Stock, 800 shares                                                  22
           FirstEnergy Corp             Common Stock, 3,200 shares                                               101
           FMC Corp                     Common Stock, 400 shares                                                  29
           GA Pac Corp                  Common Stock, 1,700 shares                                                53
           Genuine Parts Co             Common Stock, 1,250 shares                                                33
           B F Goodrich Company         Common Stock, 1,900 shares                                                69
           Goodyear Tire & Rubber Co    Common Stock, 1,950 shares                                                45
           GPU Inc                      Common Stock, 1,800 shares                                                66
           Huntington Bancshares Inc    Common Stock, 1,000 shares                                                16
           Ingram Micro Inc             Common Stock, 1,500 shares                                                17
           Int'l Paper Company          Common Stock, 4,018 shares                                               164
           Leggett & Platt Inc          Common Stock, 2,200 shares                                                42
           Lubrizol Corp                Common Stock, 400 shares                                                  10
           Lyondell Chemical Co         Common Stock, 300 shares                                                   5
           May Department Stores Co     Common Stock, 2,800 shares                                                92
           MBIA Inc                     Common Stock, 200 shares                                                  15
           Mead Corp                    Common Stock, 1,750 shares                                                55
           Millennium Chemicals Inc     Common Stock, 100 shares                                                   2
           National City Corp           Common Stock, 4,900 shares                                               141
           Newell Rubbermaid Inc        Common Stock, 2,800 shares                                                64
           Norfolk Southern Corp        Common Stock, 7,300 shares                                                97
           Nucor Corp                   Common Stock, 1,200 shares                                                48
*          Occidental Petroleum Corp    Common Stock, 7,000 shares                                               170

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           Philip Morris Companies Inc  Common Stock, 600 shares                                                  26
           Phillips Petro Co            Common Stock, 1,475 shares                                                84
           Quantum Corp DSSG            Common Stock, 750 shares                                                  10
           Regions Financial Corp       Common Stock, 2,700 shares                                                74
           Sears Roebuck & Co           Common Stock, 1,250 shares                                                43
           Sherwin-Williams Co          Common Stock, 1,900 shares                                                50
           Smurfit-Stone Container Corp Common Stock, 2,100 shares                                                31
           Sonoco Prod Co.              Common Stock, 1,400 shares                                                30
           Summit Bancorp               Common Stock, 1,000 shares                                                38
           Super Value Inc              Common Stock, 2,400 shares                                                33
           Tech Data Corp               Common Stock, 1,000 shares                                                27
           Temple Inland Inc            Common Stock, 600 shares                                                  32
           Texaco Inc                   Common Stock, 800 shares                                                  50
           Thomas & Betts Corp          Common Stock, 1,200 shares                                                19
           TJX Cos Inc                  Common Stock, 1,700 shares                                                47
           Tyson Foods Inc              Common Stock, 1,400 shares                                                18
           Union Carbide Corp           Common Stock, 2,100 shares                                               113
           Union Pacific Corp           Common Stock, 3,000 shares                                               152
           V F Corp                     Common Stock, 900 shares                                                  33
           Westvaco Corp                Common Stock, 1,800 shares                                                53
           Whirlpool Corp               Common Stock, 1,300 shares                                                62
           Willamette Ind Inc           Common Stock, 700 shares                                                  33
           Wis Energy                   Common Stock, 350 shares                                                  10
                                                                                                        ------------
                                        Total Common Stock                                                     3,895
                                                                                                        ------------
                                        Total Large Cap Value Fund                                             4,365
                                                                                                        ============

           SMALL CAP GROWTH FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short-Term Investment Fund,
                                         1.80 percent                                                   $      1,293

                                        Common Stock:

           Adaptec Inc Co               Common Stock, 8,600 shares                                                88
           Alexander & Baldwin Inc      Common Stock, 8,750 shares                                               230
           Alliant Energy Corp          Common Stock, 8,400 shares                                               268
           Alltrista Corp               Common Stock, 8,100 shares                                               109
           Amer Natl Ins Co             Common Stock, 2,100 shares                                               153

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           American Std Cos Inc         Common Stock, 6,000 shares                                               296
           Andrew Corp                  Common Stock, 12,300 shares                                              268
           Arden Realty Group Inc       Common Stock, 9,300 shares                                               234
           AvalonBay Cmntys Reit        Common Stock, 4,900 shares                                               246
           Avnet Inc                    Common Stock, 12,126 shares                                              261
           Beckman Coulter Inc          Common Stock, 5,300 shares                                               222
           Bio-Rad Labs Inc             Common Stock, 900 shares                                                  29
           Block Drug Co                Common Stock, 4,419 shares                                               233
           Borg Warner Inc              Common Stock, 8,900 shares                                               356
           Briggs & Stratton Corp       Common Stock, 5,500 shares                                               244
           Brush Engineered Matls Inc   Common Stock, 1,700 shares                                                34
           Cabot Corp                   Common Stock, 10,500 shares                                              277
           Cent VT Pub Service Corp     Common Stock, 7,200 shares                                                88
           Conmed Corp                  Common Stock, 7,350 shares                                               126
           Cooper Tire & Rubber         Common Stock, 4,500 shares                                                48
           Corn Prods Intl Inc          Common Stock, 9,750 shares                                               283
           Crompton Corp                Common Stock, 24,871 shares                                              261
           Cytec Ind Inc                Common Stock, 6,650 shares                                               266
           Duke-Weeks Rlty Corp         Common Stock, 6,494 shares                                               160
           Eastgroup Pptys Inc          Common Stock, 5,550 shares                                               124
           Empire Dist Elec Co          Common Stock, 8,250 shares                                               217
           Esterline Technologies Corp  Common Stock, 12,700 shares                                              333
           Felcor Lodging Tr Inc        Common Stock, 5,000 shares                                               120
           FMC Corp                     Common Stock, 3,350 shares                                               240
           Gardner Denver Inc           Common Stock, 9,500 shares                                               202
           GBC Bancorp Cal              Common Stock, 5,600 shares                                               215
           Gem Semiconductor            Common Stock, 17,000 shares                                              106
           Gtech Holdings Corp          Common Stock, 9,000 shares                                               185
           Harleysville Group Inc       Common Stock, 7,450 shares                                               218
           Harman Intl Ind Inc          Common Stock, 3,200 shares                                               117
           Harsco Corp                  Common Stock, 3,100 shares                                                77
           Hexcel Corp                  Common Stock, 21,425 shares                                              191
           Hibernia Corp                Common Stock, 21,600 shares                                              275
           Hutchinson Technologies Inc. Common Stock, 16,050 shares                                              221
           Idacorp Inc                  Common Stock, 1,500 shares                                                74
           Input/Output Inc             Common Stock, 6,000 shares                                                61
           Interstate Bakeries Corp     Common Stock, 18,300 shares                                              257
           Kellwood Co                  Common Stock, 10,750 shares                                              227
           Kennametal Inc               Common Stock, 10,350 shares                                              301
           Liberty Ppty Tr Sh Ben Int   Common Stock, 8,200 shares                                               234
           Lincoln Electric Holdings    Common Stock, 4,400 shares                                                86
           Litton Ind Inc               Common Stock, 4,400 shares                                               346

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           Lubrizol Corp                Common Stock, 3,400 shares                                                88
           Lyondell Chemical Co         Common Stock, 5,000 shares                                                77
           Mentor Corp                  Common Stock, 4,400 shares                                                86
           Michael Foods Inc            Common Stock, 9,800 shares                                               295
           Millennium Chem Inc          Common Stock, 13,750 shares                                              249
           Minerals Technologies Inc    Common Stock, 1,500 shares                                                51
           Modine Mfg Co                Common Stock, 6,600 shares                                               137
           Moog Inc                     Common Stock, 7,750 shares                                               225
           NVR Inc                      Common Stock, 2,350 shares                                               290
           Oneida Ltd                   Common Stock, 11,800 shares                                              219
           Oshkosh Truck Corp           Common Stock, 4,350 shares                                               191
           Owens Ill Inc                Common Stock, 10,000 shares                                               57
           Pac Century Financial Corp   Common Stock, 12,900 shares                                              228
           Partnerre Hldg Ltd           Common Stock, 3,850 shares                                               235
           Penn Engr & Mfg Corp         Common Stock, 7,400 shares                                               261
           Phoenix Technologies Ltd     Common Stock, 14,450 shares                                              195
           Playtex Products Inc         Common Stock, 15,600 shares                                              150
           Post Pptys Inc Reit          Common Stock, 3,200 shares                                               120
           Precision Castparts Corp     Common Stock, 8,000 shares                                               336
           Pub Svc Co                   Common Stock, 8,400 shares                                               225
           Quantum Corp DSSG            Common Stock, 8,000 shares                                               106
           Quantum Corp HDDG            Common Stock, 9,000 shares                                                72
           Rayonier Inc                 Common Stock, 4,500 shares                                               179
           Regal Beloit Corp            Common Stock, 17,000 shares                                              290
           Reliance Steel & Aluminum Co Common Stock, 9,900 shares                                               245
           Rock-Tenn Co                 Common Stock, 15,500 shares                                              115
           RTI Intl Metals Inc          Common Stock, 21,000 shares                                              301
           Russ Berrie & Co             Common Stock, 3,300 shares                                                70
           Russell Corp                 Common Stock, 4,600 shares                                                71
           Ryerson Tull Inc             Common Stock, 7,473 shares                                                62
           Schuler Homes Inc            Common Stock, 3,600 shares                                                32
           Schweitzer-Mauduit Intl Inc  Common Stock, 14,300 shares                                              274
           Smurfit-Stone Container Corp Common Stock, 15,700 shares                                              235
           Southwestern Energy Co       Common Stock, 16,800 shares                                              174
           Summit Ppty Inc              Common Stock, 8,300 shares                                               216
           Supertex Inc                 Common Stock, 2,400 shares                                                47
           Tesoro Pete Corp             Common Stock, 24,300 shares                                              282
           Thomas & Betts Corp          Common Stock, 3,100 shares                                                50
           Ucar Intl Inc                Common Stock, 28,700 shares                                              280
           Valero Energy Corp           Common Stock, 8,150 shares                                               303
           Wash Fed Inc                 Common Stock, 10,035 shares                                              285
           Wellman Inc                  Common Stock, 16,550 shares                                              234

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           WIS Energy                   Common Stock, 4,600 shares                                               104
           Wolverine Tube Inc           Common Stock, 16,000 shares                                              192
           WPS Res Corp                 Common Stock, 8,100 shares                                               300
                                                                                                        ------------
                                        Total Common Stock                                                    17,441
                                                                                                        ------------
                                        Total Small Cap Stock Fund                                      $     18,734
                                                                                                        ============

           HIGH YIELD BOND
                                        Corporate Bonds:

           Miller Anderson & Sherrerd   High Yield Bond, 96,783 shares                                  $        658
                                                                                                        ------------
                                        Total High Yield Bond Fund                                      $        658
                                                                                                        ============

           BOND FUND
                                        Corporate Bonds:

           PIMCO                        PIMCO Intermediate Bond, 456,240 shares                         $      4,740
                                                                                                        ------------
                                        Total Bond Fund                                                 $      4,740
                                                                                                        ============

           STABLE VALUE FUND
                                        Cash Equivalents:

*          Northern Trust Company       Collective Short Term Investment Fund,                          $      6,184
                                         1.80 percent                                                   ------------

                                        Total Cash Equivalents in Stable Value Fund                     $      6,184
                                                                                                        ------------
                                        Security Backed Investments:
                                        INVESCO Group Trust:
           Monumental Life Insurance    #00285TR                                                        $      1,951
                                        #00230TR                                                               1,508
           Allstate Life Insurance Co.  #77045 - IOT, Yield 6.78 percent                                      21,894
                                                                                                        ------------
                                        Total Current Value Invesco Group Trust                         $     25,353
                                                                                                        ------------

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
                                        Separate Accounts:
           Massachusetts Mutual
            Life Insurance              #10488, Yield 5.93 percent                                      $      1,684
           John Hancock Mutual
            Life Insurance              #9698, Yield 5.76 percent                                                792
                                                                                                        ------------
                                        Total Current Value Separate Accounts                           $      2,476
                                                                                                        ------------

                                        Synthetic:

           Chase Manhattan Bank:
           United States Treasury Note  USTN, Yield 5.875 percent, due July 2005                        $      3,785
           CIT Equipment Collateral     CITEC, Issued 2000, A4                                                 2,790
           Federal National Mortgage
            Co.                         FNMA, Yield 5.75, due February 2008                                    2,657
           Chase Man. RV Owner Trust    CHMRV, Issued 1997, A, A8                                              1,694
           CIT Equipment Collateral     CITEC, Issued 2000, A4                                                 1,482
           United States Treasury Note  USTN, Yield 5.875 percent,
                                         due November 2005                                                     1,400
           Cash                                                                                                   30
                                                                                                        ------------
                                        Total Current Value of Underlying Assets                              13,838

           Chase Manhattan Bank
            Wrapper                     Synthetic Wrapper Agreement #429939-T                                   (475)
                                                                                                        ------------
                                        Total Contract Value of Chase Manhattan Bank                    $     13,363
                                                                                                        ------------

           Continental Assurance
            Company:
           Federal Home Loan Mortgage
            Co                          FHLMC, Yield 7 percent, due July 2005                           $      3,638
           GMAC - MBIA Wrapped          GMAC, Yield 8.25 percent,
                                         due February 2002                                                     2,633

           GMAC Comm. Mortgage
            Security Inc.               GMAC, Issued 1999, C1, A1                                              1,934
           Daimer Chrysler              DCAT, Issued 2000, B, A4                                               1,758
           Ford Auto Owners Trust       FORDO, Issued 1999, C, A4                                              1,684
           Green Tree Financial         GTHEL, Issued 1999, A, A3                                              1,682
           DVI Receivables Inc.         DVI, Issued 2000, A4                                                   1,661
           Case Equipment Loan Trust    CELT, Issued 1999, A, A3                                               1,515
           DLJ Comm Mtg                 DLJCM, Issued 2000, A1, A1                                             1,386
           Fannie Mae DUS Program       FNMX, #73098                                                             433

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           Federal National Mortgage
            Co.                         FNMA, Yield 5.125 percent,
                                         due February 2004                                                       338
                                                                                                        ------------
                                        Total Current Value of Underlying Assets                              18,662

           Continental Assurance
            Company Wrapper             Synthetic Wrapper Agreement #63005806                                   (242)
                                                                                                        ------------
                                        Total Contract Value of Continental
                                         Assurance Company                                              $     18,420
                                                                                                        ------------

           Monumental Life Insurance
            Company:
           Sears Credit Account Trust   SCAMT, Issued 1999, 3, A                                        $      2,398
           Avis AESOP Leasing L.P.      AESOP, Issued 1997, 1A, A2                                             2,369
           John Hancock/ MBIA Wrap      Hancock MBIA                                                           2,030
           JP Morg Comm Mort Fin Crp    JPMC, Issued 2000, C9, A1                                              1,785
           Morgan Stanley - Wells
            Fargo                       MSC, Issued 1996, WF1, A2                                              1,720
           MTG Capital Funding          MCFI, Issued 1996, MCI, A2A                                            1,328
           Daimler-Benz Auto Gran       DCAT, Issued 2000, D, A4                                               1,180
           Daimler Chrysler             DCAT, Issued 2000, B, A4                                               1,037
           Distribution Financial
            Service Trust               DFS, Issued 1999, 1, A4                                                1,008
           Money Store Home
            Improvement Loan            TMSHI, Issued 1997, 2, A3                                                817
           AMERESCO                     ACMF, Issued 1997, C1, A1                                                733
           ORIX                         ORIX, Issued 2000, B, A3                                                 685
           Merrill Lynch Mortgage
            Investor                    MLMI, Issued 1997, C1, A1                                                682
           United States Treasury       US Treasury Note, 7.25 percent,
                                         due August 2004                                                         479
           Cash                                                                                                   40
                                                                                                        ------------
                                        Total Current Value of Underlying Assets                              18,291

           Monumental Life Insurance
            Company Wrapper             Synthetic Wrapper Agreement #00079TR                                    (551)
                                                                                                        ------------
                                        Total Contract Value of Monumental
                                         Life Insurance Company                                         $     17,740
                                                                                                        ------------

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           State Street Bank and
            Trust:
           Citibank Credit Card MT      CCIMT, Issued 1996, 1, A                                        $      2,860
           First Omni Bank Credit
            Card MT                     FOMNI, Issued 1996, A, A                                               2,436
           Fannie Mae DUS Program       FN, 73745                                                              2,371
           Union Acceptance Corp.       UAC, Issued 2000, B, A3                                                2,087
           Sears Credit Account Trust   SCAMT, Issued 1996, 1, A                                               1,475
           Federal Home Loan Mtge Co    FG G40394                                                              1,049
           Premier Auto Master Trust    PRAT, Issued 1999, 1, A4                                               1,012
           PNC Student Loan             PNCSL, Issued 1997, 2, A6                                                967
           World Omni Auto Lease Trust  WOLS, Issued 1997, B, A4                                                 877
           Fannie Mae DUS Program       FN, 109011                                                               621
           First USA Master Trust       FUSAM, Issued 1997, 6, A                                                 340
           Cash                                                                                                  173
                                                                                                        ------------
                                        Total Current Value of Underlying Assets                              16,268

           State Street Bank and
            Trust Wrapper               Synthetic Wrapper Agreement #96022                                      (160)
                                                                                                        ------------
                                        Total Contract Value of State Street Bank &
                                         Trust                                                          $     16,108
                                                                                                        ------------

           UBS AG:
           First Sierra Equipment
            Trust                       FSR, Issued 1997, 1, A4                                         $      3,379
           Citibank Credit Cart MT      CCIMT, Issued 1996, 1, A                                               3,117
           Fannie Mae DUS Program       FN, 73934                                                              2,810
           Illinois Power SPT           IPST, Issued 1998, A7                                                  1,940
           Capital One Auto             PCCMT Issued 2000, 11                                                  1,695
           Amex. Optima Credit Card
            MT                          AMXCA, Issued 1999, 1, A                                               1,674
           PNC Mortgage Security
            Corporation                 PNCMS, Issued 1997, 6, A2                                              1,461
           Avis AESOP Leasing LP        AESOP, Issued 1997, 1A, A2                                             1,353
           Amex Optima CC MT            AMXCA Issued 2000, 1,A                                                 1,268
           Commonwealth Edison TFCs     COMED, Issued 1998, 1, A5                                                725
           Citibank Credit Card Mt      CCIMT, Issued 1998, 3, A                                                 705

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000

                         EIN No. 73-1561426 Plan No. 071

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           United States Treasury       USTN, Yield 3.375 percent, due January 2007                              403
           Cash                                                                                                  148
                                                                                                        ------------
                                        Total Current Value of Underlying Assets                              20,678

           UBS AG Wrapper               Synthetic Wrapper Agreement #5015                                       (206)
                                                                                                        ------------
                                        Total Contract Value UBS AG                                     $     20,472
                                                                                                        ------------

                                        General Account Investments:
           Allstate Life Insurance Co   #5868, Yield 6.24 percent, due October 1, 2001                  $      1,343
           Sun America Life Insurance
            Company                     #4892, Yield 7.75 percent, due January 2, 2004                           505
                                                                                                        ------------
                                        Total General Account Investments                               $      1,848
                                                                                                        ------------
                                        Total Value of Stable Value Fund                                $    121,964
                                                                                                        ============
*          PARTICIPANT LOANS            Participant Loans, interest rates ranging
                                         from 5  to 7 percent                                           $     11,817
                                                                                                        ------------
                                        Total Participant Loans                                         $     11,817
                                                                                                        ============

                                        Total Assets Held for Investment Purposes                       $    795,869
                                                                                                        ============

* Represents a party in interest as defined by ERISA

                                   Appendix II

                        OCCIDENTAL PETROLEUM CORPORATION
                                  SAVINGS PLAN

    Schedule H - Part IV - Line 4j - Schedule of Reportable Transactions **
                      For the Year Ended December 31, 2000
                          (Dollar amounts in thousands)

                         EIN No. 95-4035997 Plan No. 001

          (a)                      (b)              (c)        (d)        (e)         (f)          (g)         (h)          (i)
                          Description of Asset                                      Expense                  Value of
                           (including interest                                      Incurred                 Asset on       Net
      Identity of          rate and maturity     Purchase    Selling     Lease        with       Cost of   Transaction    Gain or
     Party Involved        in case of a loan)      Price      Price     Rental    Transaction     Asset        Date        Loss
-----------------------   --------------------   --------   --------   --------   -----------   --------   -----------   --------
*Occidental               Common Stock Fund
  Petroleum               15 Acquisitions        $ 25,672   $     --   $     --   $        --   $ 25,672   $    25,672   $     --
  Corporation             9 Dispositions               --     26,109         --            58     26,595        26,109       (544)

*  Represents a party-in-interest as defined by ERISA

** Participant directed transactions are not taken into account for purposes of preparing this schedule

                                  EXHIBIT INDEX

Exhibit
  No.                        Exhibit                                 Page Number
--------------------------------------------------------------------------------

   23       Consent of Independent Public Accountants                         28

27